EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$29,792
Fixed charges:
Interest expense	6,264
One-third of rents, net of income from subleases (a)	624
Total fixed charges	6,888
Add: Equity in undistributed loss of affiliates	1,026
Income before income tax expense and fixed charges, excluding capitalized interest	$37,706
Fixed charges, as above	$6,888
Ratio of earnings to fixed charges	5.47
Including interest on deposits
Fixed charges, as above	$6,888
Add: Interest on deposits	1,633
Total fixed charges and interest on deposits	$8,521
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,706
Add: Interest on deposits	1,633
Total income before income tax expense, fixed charges and interest on deposits	$39,339
Ratio of earnings to fixed charges	4.62

(a)	The proportion deemed representative of the interest factor.